Filed by Caremark Rx, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and Deemed

Filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Caremark Rx, Inc.

Commission File No.: 001-14200

211 Commerce Street • Suite 800 • Nashville, Tennessee 37201 • www.caremark.com • (615) 743-6600

CAREMARK SENDS LETTER TO SHAREHOLDERS OUTLINING VALUE OF

CVS/CAREMARK TRANSACTION AND THOROUGH BOARD PROCESS

Continues to Urge Vote For CVS/Caremark Merger on February 20

Nashville, Tenn. – January 30, 2007 — Caremark Rx, Inc. (NYSE: CMX) today sent a letter to the Company’s shareholders describing why the Caremark Board believes that the pending merger with CVS Corporation (NYSE: CVS) is the best course for Caremark shareholders. The Company urged shareholders to vote FOR the CVS/Caremark merger at the Caremark Special Meeting on February 20, 2007.

In the letter, Caremark’s Chairman, Chief Executive Officer and President Mac Crawford detailed the Board’s thorough process leading up to the merger agreement with CVS and its subsequent rejection of the hostile Express Scripts proposal. Crawford also reiterated the Board’s belief that, given its compelling strategic and financial benefits and high certainty of completion, the proposed CVS merger will create significant shareholder value.

The text of the letter follows:

January 30, 2007

SUPPORT THE CVS / CAREMARK MERGER –

A WINNING COMBINATION TO DELIVER IMMEDIATE AND LONG TERM

SHAREHOLDER VALUE

Dear Fellow Shareholder:

Your Caremark Board strongly supports the agreement to combine our company with CVS in a merger of equals. We expect this transaction to close promptly following approval by our shareholders on February 20 and by CVS shareholders on February 23. The combination with CVS will define and lead the continuing evolution of the pharmaceutical services industry, creating significant value for customers through the introduction of new products and services, and immediate and long term value to our shareholders.

Caremark’s management team and Board have delivered total returns of more than 1,300% over the last eight years, and our focus on execution and creating shareholder value will not change. It is important that you understand the reasons and thorough process by which the Caremark Board determined that the merger with CVS is the best course to continue generating superior returns for our shareholders. We also want you to understand the extensive and deliberate review we used to evaluate the hostile Express Scripts offer and why we decided to reject the hostile offer.

VALUE FOR CUSTOMERS AND SHAREHOLDERS

A combined Caremark and CVS will lead the industry, creating significant value for our customers and shareholders. The acquisition and successful integration of AdvancePCS in 2004 has yielded significant benefits for shareholders and customers. However, we are convinced that another horizontal transaction, such as a merger with Express Scripts, would not create any competitive advantage. In fact, it would cause serious risks to our business, including significant customer attrition and confusion in the marketplace during our primary selling season.

Customers have been asking us to bring services closer to consumers, who increasingly make their own healthcare decisions. CVS’s powerful direct relationship with the consumer allows us to introduce new products and services – such as consumer level disease management programs – to do just that. This strategy defines the next phase of our industry’s evolution, moving beyond mere scale.

We believe CVS / Caremark’s unique ability to provide new and innovative products will create $800 million to $1 billion in incremental revenues in 2008 and significantly more revenues thereafter. We also expect the merger to generate annual cost savings conservatively estimated to exceed $500 million.

THOROUGH BOARD PROCESS

Caremark’s Board and management have undergone a thorough and thoughtful process to achieve the best result for Caremark shareholders. The merger agreement with CVS is based on extensive discussion and analysis. Management from both companies began exploring a strategic combination in the fall of 2005, and met on numerous occasions to assess the benefits of a potential combination prior to announcement of the CVS transaction on November 1, 2006. During this period, the Caremark Board met multiple times to discuss strategic alternatives for the Company, including the possibility of a merger with CVS. The goal throughout the Board’s review of Caremark’s strategic alternatives was to best position Caremark for future growth and the enhancement of shareholder value immediately and longer term. We are convinced that the CVS merger is the best way to achieve this goal.

Caremark’s Board thoroughly considered the competing hostile proposal by Express Scripts. Consulting with legal counsel and financial advisors, the Board met on numerous occasions to ensure a comprehensive evaluation of the Express Scripts proposal. Legal review included an analysis of fiduciary duties, the requirements of the merger agreement with CVS and potential regulatory issues, including antitrust considerations. The financial advisors analyzed the relative synergies and the transaction value of each proposal, taking into account such factors as the certainty of closing, the delay to closing and time discount, and potential for value destruction and earnings dilution. Additionally, management conducted a review of the key strategic and business aspects of the Express Scripts proposal as compared to the CVS merger.

Following this thorough analysis, the Board determined that the Express Scripts proposal was not reasonably likely to lead to a superior proposal. Under the terms of the agreement with CVS – terms which are quite typical in merger agreements – Caremark is not permitted to pursue discussions with a third party once this determination is made.

Contrary to misinformation in the market, Caremark’s management and Board did not base their decisions on factors that would benefit them or members of management individually, or otherwise compromise their objectivity. Indemnification terms for the merged company simply maintain the standard and customary terms that both Caremark and CVS, as well as Express Scripts, currently provide to their boards and management under Delaware law. And it should come as no surprise that members of the Caremark team will have management positions in the combined company after a merger of equals – they have a proven record of performance and are widely respected in our industry.

CVS / CAREMARK MERGER PROVIDES SUPERIOR VALUE AND CERTAINTY

The Caremark Board believes the CVS merger will deliver superior shareholder value. Under this merger of equals, you will receive 1.67 shares of CVS / Caremark stock for each share of Caremark stock you own, allowing you to fully benefit from the immediate and long term value creation potential of the combined company. You will also receive a special one-time cash dividend of $2.00 per share upon closing, as well as the benefits of an accelerated share repurchase program, retiring 150 million (approximately 10 percent) of the outstanding shares of the combined company, that will begin promptly after closing. This, combined with the significant synergies expected to be derived from the merger, will result in significant earnings accretion for shareholders in 2008 and beyond.

The CVS / Caremark merger has already received regulatory clearance from the FTC and SEC. The upcoming shareholder votes are the key final steps in the approval process. We anticipate closing the merger immediately following your approval of this transaction on February 20 and approval by CVS shareholders at their meeting on February 23.

The hostile Express Scripts offer is highly conditional and faces substantial uncertainties, risks and delays, all of which greatly impair the potential value to Caremark shareholders. Express Scripts has the ability to change or withdraw its offer at any time for failure to satisfy any of numerous conditions. In addition to the serious antitrust risks associated with a horizontal merger of two of the top three industry players, the Express

Scripts offer is subject to satisfactory completion of due diligence by both Express Scripts and the banks financing its highly leveraged offer. In addition, the Express Scripts offer is subject to Express Scripts shareholder approval, and Express Scripts has not even undertaken the necessary steps to secure such approval at this time. These risks could easily leave Caremark shareholders with nothing. Caremark shareholders must remember that Express Scripts is under no obligation to fulfill its proposal. Even if the Express Scripts offer were able to close on its current terms – at the earliest in the third quarter of 2007 according to Express Scripts’ own timetable – it does not offer Caremark shareholders a current premium compared to the CVS / Caremark merger when one properly discounts the cash portion of its offer for the delay in receiving it. The high probability of significant Caremark customer attrition resulting from a transaction with Express Scripts would further impair the value of the stock portion of the consideration. The CVS / Caremark merger is clearly the best choice for Caremark shareholders.

PLEASE VOTE “FOR” THE CVS / CAREMARK MERGER TODAY

BY TELEPHONE OR INTERNET OR BY SIGNING, DATING AND RETURNING

THE WHITE PROXY CARD

On behalf of our Board and our management team, thank you for your support.

Sincerely,

Mac Crawford

Chairman, Chief Executive Officer and President

If you have questions about the proposed merger, or need assistance in voting your shares, please call the firm assisting us in the solicitation of proxies:

INNISFREE M&A INCORPORATED

Toll-Free at 877-750-9498 (Banks and Brokers may call collect at 212-750-5833)

For more information on the transaction, including access to all Caremark press releases and public filings, please go to www.caremark.com

About Caremark

Caremark is a leading pharmaceutical services company, providing through its affiliates comprehensive drug benefit services to over 2,000 health plan sponsors and their plan participants throughout the U.S. The company’s clients include corporate health plans, managed care organizations, insurance companies, unions, government agencies and other funded benefit plans. In addition, Caremark is a national provider of drug benefits to eligible beneficiaries under the Medicare Part D program. The company operates a national retail pharmacy network with over 60,000 participating pharmacies, seven mail service pharmacies, the industry’s only FDA-regulated repackaging plant and 21 licensed specialty pharmacies for delivery of advanced medications to individuals with chronic or genetic diseases and disorders.

Additional information about Caremark is available at www.Caremark.com and at www.CVSCaremarkMerger.com.

Important Information for Investors and Stockholders

CVS has filed with the SEC a registration statement on Form S-4 that was declared effective by the SEC on January 19, 2007. This registration statement includes a joint proxy statement/prospectus in connection with the proposed merger. Caremark and CVS urge investors and stockholders to read the joint proxy statement/prospectus and any other relevant documents filed by either party with the SEC because they contain important information.

Investors and stockholders are currently able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Caremark will be available free of charge on the investor relations portion of the Caremark website at www.caremark.com. Documents filed with the SEC by CVS will be available free of charge on the investor relations portion of the CVS website at http://investor.cvs.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about Caremark and CVS. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, “will”, “to be” and any similar expressions and any other statements that are not historical facts, in each case as they relate to Caremark, CVS or the combined company or the transaction, are intended to identify those assertions as forward-looking statements. Such statements include, but are not limited to, statements about the benefits of the merger, information about the combined company, including anticipated accretion, return on equity, cost synergies, incremental revenues, new products and offerings, cash flows, combined operating and financial data, including future financial and operating results, the combined company’s objectives, plans and expectations, the likelihood of satisfaction of certain closing conditions and whether and when the merger will be consummated. These statements are based upon the current beliefs and expectations of management of Caremark and CVS and are subject to a number of factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. The following factors, among other things, could cause actual results to differ from the forward-looking statements in this document: (1) the companies may be unable to obtain stockholder or regulatory approvals in a timely manner, if at all; (2) the businesses of Caremark and CVS may not be integrated successfully or as quickly as expected; (3) cost savings and any other synergies or cash flows from the merger may not be fully realized or may take longer to realize than expected; (4) the transaction may involve unexpected costs; (5) the businesses and results of operations of Caremark and CVS may suffer as a result of uncertainty surrounding the transaction; and (6) the industry may be subject to future regulatory or legislative action. Other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements of the two companies. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this document may not occur. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date stated, or if no date is stated, as of the date of this press release. Risk factors affecting the businesses of each of Caremark and CVS are set forth in, and may be accessed through, each company’s filings with the SEC. These and other factors relating to the merger are available in the joint proxy statement/prospectus filed with the SEC.

# # #

Contact:

Investor Relations:

Craig Hartman, (615) 743-6653

Media Relations:

George Sard/Brandy Bergman/Jeffrey Mathews, Sard Verbinnen & Co, (212) 687-8080